SCHEDULE B:  SUPPLEMENTARY INFORMATION


1. Analysis of expenses (for the year-to-date period):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3 of the attached unaudited financial statements.


2.	Related party transactions

The Company shares office space with Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.) ("Lucky 1"), a company related by common management and directors. Lucky 1 charges the Company for its proportionate share of payroll and other expenses ("Las Vegas obligations"). During the nine month period ended September 30, 2002, the Company has paid to Lucky 1 the sum of $121,620 for the Las Vegas obligations which are as follows: payroll expenses of $109,448 and other expenses of $12,172.

During the nine month period ended September 30, 2002, a Director of the Company was paid $10,000 for consulting and professional fees.

For the nine month period ended September 30, 2002, the aggregate amount of expenditures made to management totaled $135,000 and was paid to Kalpakian Bros. of B.C. Ltd., the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.


3.	Summary of securities issued (during the year-to-date period):

a)					   Number of 	       Amount
					      Shares	      In Cdn$
AUTHORIZED - common			 100,000,000
Issued and Outstanding:
Beginning of period:			  24,754,420	$  10,801,388

Issued during the period:		   Number of 	       Amount
					      Shares	      in Cdn$
January 9, 2002 - issuance of 955,000	     955,000	      191,000
units at $0.20 per unit to 6 investors
pursuant to a non-brokered private
placement dated December 7, 2001.  Each
unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share of the Company at $0.35 per common share up to January 9, 2003 and at $0.70 per common share up to January 9, 2004.

January 17, 2002 - exercise of share 		 500		   70
purchase warrants attached to units sold covered by the short form offering document dated March 26, 2001.

February 8, 2002 - issuance of 733,000 	     733,000	      146,600
units at $0.20 per unit to 7 investors
pursuant to a non-brokered private placement dated December 7, 2001. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share of the Company at $0.35 per common share up to February 8, 2003 and at $0.70 per common share up to February 8, 2004.

February 27, 2002 - exercise of share 	     400,000	       60,000
purchase warrants attached to units sold pursuant to a non-brokered private placement dated February 27, 2001.

March 18, 2002 - exercise of share 	     100,000	       15,000
purchase warrants attached to units sold pursuant to a non-brokered private placement dated February 27, 2001.

March 26, 2002 - exercise of share   	     325,000	       48,750
purchase warrants attached to units
sold pursuant to a non-brokered private
placement dated February 27, 2001.

March 26, 2002 - exercise of share   	     150,000	       24,000
purchase warrants attached to units
sold pursuant to a non-brokered private
placement dated February 14, 2001.

April 2, 2002 - exercise of share    	     250,000		40,000
purchase warrants attached to units
sold pursuant to a non-brokered private
placement dated	February 14, 2001.

April 12, 2002 - (1st tranche) issuance	   5,685,000	       568,500
of 5,685,000 common shares to 15
investor pursuant to a non-brokered
private placement dated March 25, 2002.

April 18, 2002 - exercise of share    	      76,923		10,769
purchase warrants attached to a short form offering document dated March 26, 2001.

April 18, 2002 - exercise of agent's           8,643		 1,210
warrants attached to short form offering document dated March 26, 2001.

April 30, 2002 - (2nd and final tranche)   1,665,000	       166,500
issuance of 1,665,000 common shares to 5 investors pursuant to a non-brokered private placement dated March 25, 2002.

June 20, 2002 - issuance of 3,000,000 	   3,000,000	       300,000
common shares to 1 investor pursuant to
a non-brokered private placement dated
June 9, 2002.

   Less:  Finder's fee at 10%			   -	       (30,000)
					------------	--------------
Balance at September 30, 2002:		  38,103,486	$   12,343,787
					------------	--------------

AUTHORIZED - preferred			   5,000,000
Issued and Outstanding:			           0


(b) 	Summary of options granted during the period ended
	September 30, 2002:     Nil


4.  	Summary of securities as at the end of the reporting
	period:  (September 30, 2002)

	(a) Authorized share capital:
				- common shares		100,000,000
				- preferred shares 	  5,000,000

    	(b) Shares issued and outstanding:
				- common shares	  	 38,103,486
				- preferred shares             	  0

	(c) Summary of options outstanding:


Agreement Date 	Optionees	Number of    Exercise 	   Expiry
				Common 	     price per     Date
				shares	     share
					     (Cdn$)
Sept. 10, 1999	Director 	  25,000     0.36    Sept. 10, 2004
Sept. 10, 1999	Employees (2)	  25,000     0.11*   Sept. 10, 2004
Mar. 10, 2000	Directors (2)	 141,176     0.11*   Mar. 10, 2005
Mar. 10, 2000	Employee (1)	  15,000     0.11*   Mar. 10, 2005
Aug. 4, 2000	Director (2)	 170,000     0.11*   Aug. 4, 2005
Aug. 4, 2000	Employees (3)	  15,000     0.11*   Aug. 4, 2005
Aug. 4, 2000	Employee (1)	   5,000     0.31    Aug. 4, 2005
Sept. 25, 2000	Directors (2)	 171,264     0.11*   Sept. 25, 2005
Nov. 16, 2000	Directors (2)	 131,000     0.11*   Nov. 16, 2005
Mar. 23, 2001	Director (1)	  25,000     0.15    Mar. 23, 2006
May 3, 2001	Director (1)	 100,000     0.11*   Oct. 10, 2002
May 3, 2001	Consultant (1)	  46,178     0.23    May 3, 2003
June 4, 2001	Directors (2)	  32,450     0.11*   June 4, 2003
June 4, 2001	Director (1)	 100,000     0.11*   Oct. 10, 2002
July 10, 2001	Directors (2)	 100,000     0.11*   July 10, 2003
July 10, 2001	Employee (1)	 200,000     0.20    Nov. 30, 2002
Sept. 4, 2001	Directors (2)	 275,000     0.11*   Oct. 10, 2002
Sept. 4, 2001	Employee (1)	 100,000     0.20    Oct. 31, 2002
Dec. 7, 2001	Employees (3)	 116,374     0.22    Dec. 7, 2003
Dec. 7, 2001	Employee (1)	  30,000     0.22    Oct. 31, 2002
Dec. 7, 2001	Director (1)	  50,000     0.22    Dec. 7, 2003
May 17, 2002	Employee (1)	  50,000     0.11    Oct. 18, 2002
May 17, 2002	Employees (3)	 125,000     0.11    May 17, 2003
May 17, 2002	Director (1)	 150,000     0.11    Oct. 10, 2002
May 17, 2002	Directors (2)	 838,907     0.11    May 17, 2003
				---------
TOTAL:				3,037,349
				---------
* Stock options that were priced between $0.36 to $0.20 per share were repriced to $0.11 per share during May 2002.


	(d)  Summary of warrants outstanding:

Private Placement		 Number      Exercise	Expiry
Agreement Dates	     Placees	 of   	     Price $	Dates
				 Warrants
July 14, 2000 -    3 investors    335,857    0.60     Oct. 6, 2002
Non Brokered
Private Placement

February 14, 2001 - 2 investors   100,000    0.16     Mar. 5, 2003
Non Brokered
Private Placement

February 27, 2001 - 1 investor	   25,000    0.15     Mar. 20, 2003
Non Brokered
Private Placement

March 26, 2001 -    Several 	  500,423    0.14     Apr. 24, 2003
Short Form    	    investors
Offering Document

March 26, 2001	    Agent's	  113,691    0.14     Apr. 24, 2003
 		    Warrants

March 20, 2001 -    GTL 	2,250,000    0.14     May 9, 2003
Brokered	    Securities
Private Placement

March 20, 2001	    Agent's 	  225,000    0.14     May 9, 2003
	   	    Warrants

May 16, 2001 - Non  1 investor	  875,000    0.40     June 1, 2003
Brokered
Private Placement

April 18, 2001 -    4 investors	  920,000    0.40     June 4, 2003
Non-Brokered
Private Placement

April 18, 2001 -    1 investor	2,000,000    0.40    June 22, 2003
Brokered Private
Placement

April 18, 2001	   Agent's 	  200,000    0.25    June 22, 2003
		   Warrants

April 18, 2001 -   5 investors    875,000    0.40    July 13, 2003
Non Brokered
Private Placement

August 13, 2001 -  11 investors 2,000,000    0.25    Sept. 17, 2003
Non Brokered
Private Placement

December 7, 2001 - 6 investors    955,000    0.35    Jan. 9, 2003
Non Brokered			  	     0.70    Jan. 9, 2004
Private Placement

December 7, 2001 - 7 investors    733,000    0.35    Feb. 8, 2003
Non Brokered				     0.70    Feb. 8, 2004
Private Placement		----------
			TOTAL:	12,107,971
				----------

(e) 	Total number of shares subject to escrow or pooling
	agreements:     0


5.	List of Directors and Officers as of the date the report
	is signed:

		Bedo H. Kalpakian	- Chairman and Director
		Jacob H. Kalpakian	- President and Director
		Gregory T. McFarlane	- Director
		David Horlington	- Director
		Neil Spellman		- Director
		Florence Chin	 	- Secretary



SCHEDULE C:   MANAGEMENT DISCUSSION AND ANALYSIS


Description of Business

The Company and its Antiguan subsidiaries are in the business of developing, acquiring and marketing of on-line multi-player interactive poker games software. The gaming and entertainment operations will be carried on by the Company's Antiguan subsidiary namely Action Poker Gaming Inc. ("Action Poker") and not by Las Vegas From Home.com Entertainment Inc. The expected principal revenues of the Company's Antiguan subsidiary will be from collecting rakes, licensing fees and royalties.


Results of Operations

During the year 2001, the Company developed its new generation multi-player interactive poker games software. The Company's software was built exclusively by the Company and is owned outright by the Company. Furthermore, certain important features and components of the software are patent pending. The Company's proprietory new generation multi-player interactive poker games software was successfully launched live on-line to the general public inorder that the general public may play the various interactive poker games for both play and real money under the URL www.gutspoker.com.

The company's indirectly owned Antiguan subsidiaries, Endzone Inc. ("Endzone") and Action Poker entered into an agreement dated
July 7, 2000, as amended by agreements dated October 16, 2000, November 9, 2000 and December 22, 2000 (collectively, the
"Purchase and Support Agreement") with Nasser Towfigh ("Nasser"), Orang Towfigh ("Orang") and Exellon Enterprises Inc. ("Exellon"), a private company controlled by Nasser and Orang, all of West Vancouver, British Columbia, Canada ("collectively reffered to as the Endzone Software Developer"), whereby Exellon sold, under certain terms and conditions, to Endzone (subject to a Source Code Escrow Agreement) a 100% ownership interest in a certain software for multi-player interactive poker games that includes Texas Hold'em, Omaha High, Seven Card Stud, Omaha High/Low, Seven Card Stud High/Low and One-on-One Texas Hold'em (the "Endzone Software"). Pursuant to the Purchase and Support Agreement, Endzone has paid CDN$275,000 to the Endzone Software Developer and has made certain advances to Nasser for the development and acquisition of the Endzone Software. On March 21, 2001, Endzone agreed, under certain terms and conditions, to pay Exellon US$14,000 per month to be present in Antigua for consulting services in relation to training of Action Poker staff and the creation of backend systems. Pursuant to this agreement Endzone has paid Exellon US$28,000 (CDN$43,355) for consulting services. During June, 2001, Endzone paid Exellon a further US$6,500 (CDN$10,065) to incorporate Cryptologic Inc's Ecash and Registration system into the Endzone Software. The Endzone Software was at a stage where it could be played for fun money when various disputes arose between the Company and the Endzone Software Developer during 2001. As a result, the development of the software was halted. Presently, the software is not capable of generating revenue, as it cannot be played for real money.
On December 31, 2001, the Company wrote down the Endzone Software by $156,724 (2000: $Nil), being 50% of the amount paid to reflect the potential decrease in value and on September 30, 2002 the Company wrote off the remainder. During December 2001, the Company made a provision for the write-down of the loan receivable from Nasser Towfigh in the amount of $25,207. On February 4, 2002, the Company made a formal demand to Nasser for the repayment of the demand loan plus interest owing to the Company in the amount of $25,312.35. Furthermore, on February 4, 2002, pursuant to the
July 7, 2000 Software Purchase and Support Agreement, the Company gave formal notice to the Endzone Software Developer to invoke the provision for Arbitration. On February 12, 2002, the Company brought an Action in the Supreme Court of British Columbia against Nasser for the sum of $25,312.35 in respect to the advances made by the Company to Nasser plus accrued interest. On March 25, 2002, Nasser filed a Statement of Defence to the Company's Action and has filed a counterclaim against the Company, its Chairman, and its President. The parties to the Lawsuit are attempting to amicably resolve all disputes between themselves.

On March 26, 2002, the Company entered into a Letter of Intent with Inter-Franchise Inc. of Laval, Quebec ("Inter-Franchise"), an arm's length third party, whereby the Company shall, under certain terms and conditions, acquire 100% of the shares of Inter-Franchise. Inter-Franchise is involved in the Internet Gaming Industry. This transaction is subject to a number of conditions which include, but are not limited to, the approval of the regulatory authorities. In respect to this transaction, the Company shall, subject to TSX Venture Exchange approval, pay a Finder's Fee of 5% to an arm's length party. As of the date of this report the contemplated transaction covered by the Letter of Intent has not yet been formalized.

On April 26, 2001, the Company entered into an agreement with Cryptologic Inc. of Toronto, Ontario ("Crypto") in respect to the terms of an arrangement between Crypto and the Company in relation to a Debenture (the "April 26, 2001 Agreement"), whereby Crypto advanced to the Company the sum of Canadian $200,000 for the purposes of marketing the Action Poker Software. The April 26,
2001 Agreement was subject to certain terms and conditions including but not limited to the Company exclusively using Crypto's electronic cash services ("Ecash") system for all commercial applications of the Action Poker Software. In furtherance to the April 26, 2001 Agreement, the Company's wholly-owned Antiguan subsidiary G.T. Enterprises inc. ("GT") entered into a Software Supply and Support Agreement on May 14, 2001 with Wagerlogic Limited ("Wagerlogic") a Cyprus Corporation wholly-owned by Crypto and Cryptologic Caribbean Limited ("CCL") an Antiguan Corporation wholly-owned by Crypto (hereinafter collectively referred to as the "Cryptologic Group"). On March 12, 2002 the Company and GT filed an action in the Supreme Court of British Columbia against the Cryptologic Group. In respect to the April 26, 2001 Agreement, the Company has paid to Crypto the sum of Canadian $13,561.64 which represents interest up to January 25, 2002 but the Company has not repaid the Principal amount of Canadian $200,000. Accrued interest on the debenture arrangement of $200,000 up to September 30, 2002 is $11,934.

During the month of May 2002, the Company's wholly-owned Antiguan Subsidiary entered into two Licensing Agreements, and two Master Affiliate Agreements in respect to its Gutspoker Software with various parties that are at arm's length to the Company. As of the date of this report, the two Master Affiliate Agreements have been implemented, however the two Licensing Agreements have not yet been implemented.

At the Company's most recent Annual General Meeting of its Members, which was held on June 24, 2002 at the Company's offices in Vancouver, BC, the shareholders of the Company passed a resolution to fix the number of Directors of the Company at 6. Mr. David Horlington of Montreal, Quebec was elected as a Director of the Company replacing Mr. David Neale who did not stand for re-election. Mr. David Neale served as a member of the Company's Board of Directors from November 8, 1999 up to June 23, 2002. Furthermore, the shareholders of the Company approved the implementation of an Incentive Stock Option Plan for the Company and which was subsequently approved by the TSX Venture Exchange on July 22, 2002.

On July 10, 2002, Mr. Morden C. Lazarus and Mr. R. Ronald Sheppard resigned from their positions as members of the Board of Directors of the Company and on July 12 and 16, 2002 Mr. Neil Spellman and
Mr. Paul Gragtmans joined the Company's Board of Directors.

On September 9, 2002, Mr. Paul Gragtmans resigned from his position
as a director of the Company for personal reasons.   The Directors
of the Company have decided that for the time being the Board seat vacated by Mr. Paul Gragtmans shall not be filled.

During the nine month period ended September 30, 2002, the Company incurred a net loss of $1,704,261 ($0.05 per share) as compared to a net loss of $1,213,722 ($0.07 per share) for the same period in the previous year. Operating expenses during the nine month period amounted to $1,929,526 as compared to $1,229,324 during the same period of the year 2001. This amount consists primarily of advertising and promotion, depreciation, finance, interest and foreign exchange, legal, accounting and audit, professional and consulting fees, salaries and benefits, transaction fees and technical consulting fees. The increase in operating costs is mainly attributable to the Company expanding its staffing requirements and engaging consultants for the development, testing, enhancement, software technical and marketing support of the Company's multi-player interactive poker games software. Advertising and promotional costs were $243,425 as compared to $37,709 for the same period in the previous year. The Company has an Investor Relations contract with Renmark Financial Communications which is dated November 15, 2001 (for particulars please see "Investor Relations"). Promotional activities in respect to Gutspoker.com consisted of web hosting, marketing and placing advertisements. During the nine month period ended September 30, 2002, the Company's Antiguan Subsidiary recorded revenues generated from the Company's on-line multi-player interactive poker games of $215,205 (2001: $Nil). These revenues have been applied towards general and administrative costs of the Company's Antiguan Subsidiaries.

Investor Relations

The Company has a Communications and Investor Relations Agreement dated November 15, 2001 (the "Agreement") with Renmark Financial Communications of Montreal, Quebec ("Renmark"), for a 12 month period starting November 15, 2001. Renmark is paid a monthly fee of $7,500. The services provided by Renmark to the Company is investor relations so as to make the Company more visible in the marketplace. The Company and Renmark have a right to terminate the Agreement at anytime by giving 30 days notice in writing to each other.

Liquidity and Solvency

The Company has financed its operations mainly through private placements. The proceeds from all of the private placements were applied towards software development costs, continued enhancement of the company's software and general working capital.

On January 10 and on February 11, 2002, the Company completed the first and second tranche of the non-brokered Private Placement Financing which was announced on December 7 and 21, 2001. The Company issued a total of 1,688,000 units at $0.20 per unit for total proceeds of $337,600. Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at the price of $0.35 per common share in the first year and at $0.70 per common share in the second year. The Private Placement Financing shares which have been issued were subject to a hold period which expired on May 9 and June 8, 2002 respectively. The funds received from this financing were expended towards software development and towards general working capital.

On February 1, 2002, the Company entered into agreements with two arm's length third parties to issue convertible debentures, upon certain terms and conditions, for Principal amounts totalling $110,000 bearing compounded interest at the rate of 10% per annum payable quarterly. The convertible debentures were supposed to become due and payable on February 1 and 4, 2003. However, the convertible debentures were never issued as the agreements have been terminated by mutual consent on April 17, 2002.

On April 16 and 30, 2002, the Company closed the first and second tranche of the non-brokered Private Placement Financing which was announced on March 25 and 28, 2002. The Company issued a total of 7,350,000 common shares in the capital of the Company at a price of $0.10 per common share, for total proceeds of $735,000. The Private Placement Financing shares which have been issued were subject to a hold period which expired on August 12 and 30, 2002 respectively. The funds received from this financing have been expended towards software development and towards general working capital.

On June 24, 2002, the Company closed the non-brokered Private Placement Financing which was announced on April 2, 2002. The non-brokered Private Placement Financing was changed from the originally proposed $300,000 convertible debenture into a Private Placement Subscription for $300,000 common shares in the capital of the Company. Pursuant to this non-brokered Private Placement the Company issued a total of 3,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $300,000. The Private Placement Financing shares which have been issued were subject to a hold period which expired on October 20, 2002. In connection with this non-brokered Private Placement Financing, the Company paid a Finder's Fee in the amount of $30,000 to Mr. Harry Migirdic of Montreal, Quebec. The funds received from this financing have been expended towards software development and towards general working capital.

During the nine month period ended September 30, 2002, a total of 1,311,066 share purchase Warrants were exercised for total proceeds of $199,799. The funds received by the Company have been used for general working capital.

As at September 30, 2002, the Company had a working capital deficit of $345,515 as compared to a working capital deficit of $203,286 in the same period of 2001. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and debt financings in order to conduct its operations uninterruptedly, it is the Company's intention to pursue these methods for future funding of the Company.

Subsequent event

On October 30, 2002, the Company and its indirectly owned Antiguan subsidiaries G.T. Enterprises Inc. and Action Poker Gaming Inc. announced that an amicable out of court settlement has been concluded with Cryptologic Inc., Cryptologic Caribbean Limited and Wagerlogic Limited in respect to all outstanding matters between the parties. As a result of the conclusion of the amicable out of Court Settlement the parties have released each other from any and all actions, suits, debts, dues, claims and demands.